SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 1, 2006

_________________

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)
_________________

Indicateby check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-__________

Enclosure:	A press released dated November 30, 2006 regarding investigation conducted by Lugano Prosecutor based on complaint filed by the Company.

STMicroelectronics informs about investigation conducted by Lugano Prosecutor, based on complaint filed by the Company

Geneva, November 30, 2006 — STMicroelectronics (NYSE: STM) informs that, following a criminal complaint filed by the Company in September with the authorities in Lugano (Switzerland) after findings of an internal audit, the Prosecutor of Lugano is presently conducting a criminal investigation pursuant to alleged fraudulent activities in certain currency transactions entered into between 1998 and 2005 by ST’s former Treasurer, who retired from the company at the end of 2005. ST is fully cooperating with the Prosecutor in connection with the investigation.

ST confirms that the transactions under investigation were discontinued at the end of 2005. Furthermore, ST has concluded that such transactions do not have a material impact on the Company or on its previously published financial statements.

With the implementation of organizational changes in its treasury department, and of measures designed to enhance its internal controls in the treasury activity, ST believes it has taken the necessary measures to prevent similar actions from arising in the future.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2005, the Company’s net revenues were $8.88 billion and net earnings were $266 million. Further information on ST can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:
Stanley March
Group Vice President, Investor Relations
Tel: +1.212.821.89.39
Fax: +1.212.821.89.23
stan.march@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: December 1, 2006	By: /s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer

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